Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Former Atos Executive Joins Team, Outlines Plans to Grow Cloud Business

TAIPEI, Taiwan, November 7, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today that technology executive Simon Lee has joined the company as chief executive officer of its cloud business, GigaCloud. Mr. Lee has deep experience in the regional cloud industry and a strong track record of developing new business and driving growth; his appointment demonstrates GigaMedia’s commitment to building a market-leading cloud business.

Mr. Lee helped develop and grow the Taiwan branch of global technology services leader Atos from 2006 to 2013. During this time, Mr. Lee served in different key roles, including managing director, vice president of sales, and sales director. At Atos Taiwan, he spearheaded penetration of the telecom, warehouse, and government sectors, surpassing double-digit sales goals every year.

“Simon is an energetic, ambitious technology professional who is passionate about cloud and has a wealth of industry knowledge,” stated Collin Hwang, chief executive officer of GigaMedia Limited. “He also has a proven track record of identifying new business opportunities and developing cloud solutions and services that exploit them – all of which make him exceptionally well qualified to lead and grow GigaCloud.”

“Simon led the development and rapid growth of Atos in Taiwan, where he was a top performer for years,” stated CEO Collin Hwang. “We are fortunate to have attracted someone with his background and level of expertise and are delighted to have him on our team.”

“Cloud is in an early, high-growth stage in Taiwan,” stated Simon Lee. “GigaMedia has positioned itself to benefit from this, launching trial operations this year with an integrated software platform focused on SMEs.”

“We are now planning to expand the business with new products and services targeting new markets,” stated Simon Lee. “I am excited to start ramping up GigaCloud in 2014 to take advantage of tremendous market opportunities and am delighted to have this opportunity.”

Developed by GigaMedia as an integrated platform of critical services and tools for small-to-medium enterprises (SMEs), GigaCloud provides cloud-based Software as a Service (SaaS) offerings. GigaCloud’s hosted services enable SMEs to outsource key IT needs and increase flexibility, efficiency and competitiveness. The business launched services in April 2013 with an initial product offering of phone, fax, storage, and video security systems.

Expansion of GigaCloud in 2014 will begin with both new hosted and new private SaaS applications and services refocused on larger SMEs; new consulting services are also planned. Longer term, GigaCloud targets a full range of cloud products and services, which will include Infrastructure as a Service (IaaS) and Platform as a Service (PaaS).

Prior to working at Atos, Mr. Lee served as a sales manager at AdvancedTEK International Corporation, a consulting firm and major reseller and implementation partner of Oracle as well as other software, services and hardware, in Taiwan and China. Mr. Lee has a master’s degree in industrial engineering and management from National Chiao-Tung University and a bachelor’s degree from National Tsing-Hua University, both in Taiwan.

Mr. Lee replaces Jim-Ming Sung, who has left the company to pursue new opportunities.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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